EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Summary Historical Financial and Other Data” and "Experts" in the Registration Statement (Form S-4) and related Prospectus of Vanguard Health Holding Company II, LLC, Vanguard Holding Company II, Inc. and Vanguard Health Systems, Inc. for the registration of its $375,000,000 of 7.750% Senior Notes due 2019, and to the incorporation by reference therein of our reports dated August 23, 2012, with respect to the consolidated financial statements of Vanguard Health Systems, Inc., and the effectiveness of internal control over financial reporting of Vanguard Health Systems, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Nashville, Tennessee
December 13, 2012